SECURITIES AND EXCHANGE COMMISSION

      Washington, D.C. 20549

      Form 6-K

       Report of Foreign Issuer

       Pursuant to Rule 13a-16 or 15d-16 of
           the Securities Exchange Act of 1934

          for the period ended 01 March 2010

           BP p.l.c.
                 (Translation of registrant's name into English)

                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)

     Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
                         ---------------               ----------------

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
     Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
                         ---------------               ----------------

EXHIBIT 1.1           Transaction in Own Shares dated 02 February 2010
EXHIBIT 1.2           Director/PDMR Shareholding dated 03 February 2010
EXHIBIT 1.3           Director Declaration dated 04 February 2010
EXHIBIT 1.4           Transaction in Own Shares dated 05 February 2010

EXHIBIT 1.5           Director/PDMR Shareholding dated 08 February 2010
EXHIBIT 1.6           Transaction in Own Shares dated 09 February 2010
EXHIBIT 1.7           Director/PDMR Shareholding dated 10 February 2010
EXHIBIT 1.8           Director/PDMR Shareholding dated 10 February 2010
EXHIBIT 1.9           Director/PDMR Shareholding dated 11 February 2010
EXHIBIT 2.0           Transaction in Own Shares dated 11 February 2010
EXHIBIT 2.1           Director/PDMR Shareholding dated 12 February 2010
EXHIBIT 2.2           Transaction in Own Shares dated 16 February 2010
EXHIBIT 2.3           Director/PDMR Shareholding dated 16 February 2010
EXHIBIT 2.4           Transaction in Own Shares dated 19 February 2010
EXHIBIT 2.5           Director/PDMR Shareholding dated 22 February 2010
EXHIBIT 2.6           Transaction in Own Shares dated 23 February 2010
EXHIBIT 2.7           Director/PDMR Shareholding dated 24 February 2010
EXHIBIT 2.8           Total Voting Rights dated 26 February 2010

EXHIBIT 1.1

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  2 February 2010
BP p.l.c. announces that on 1 February 2010 it transferred to participants in its employee share schemes 27,617 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,041,549 ordinary shares in Treasury, and has 18,766,873,137 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.2

BP p.l.c. was notified on 3 February 2010 by Mr Carl-Henric Svanberg, a director of BP p.l.c., that CHAS Aludden S.a.r.l. (a personal investment company wholly owned by Mr Svanberg and of which he is also a director), acquired on the London Stock Exchange 750,000 BP Ordinary shares (ISIN number GB0007980591), at a price of £5.749388 per share on 3 February 2010.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 1.3

The following notification is made in accordance with paragraph 9.6.13R of the FSA Listing Rules.
BP p.l.c. announces that Paul Anderson, who was appointed a Non-Executive Director of BP p.lc. with effect from 1 February 2010 (see RNS number 3297G released on 29 January 2010), has advised that, in addition to the Directorships notified in that RNS announcement, during the last five years he has also served as a director of Qantas Airways Limited, Duke Energy Corporation, BHP Billiton Limited and BHP Billiton Plc.

In accordance with paragraph 9.6.13R (2) to (6) of the Listing Rules, Paul Anderson has advised that he has no details to disclose.

EXHIBIT 1.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  5 February 2010
BP p.l.c. announces that on 4 February 2010 it transferred to participants in its employee share schemes 7,623 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,869,033,926 ordinary shares in Treasury, and has 18,767,150,790 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.5

BP p.l.c. was informed on 5 February 2010, by the Trustee of the BP Employee Share Ownership Trust, of the completion of the following transactions.
The Company's Remuneration Committee determined the vesting of shares of the company previously awarded under the Executive Directors' Incentive Plan (EDIP) for the performance period 2007-2009.  The following Directors of BP p.l.c. acquired the numbers of the Company's Ordinary shares (ISIN number GB0007980591) or ADSs (ISIN number US0556221044) shown opposite their names below on 3 February 2010 at £5.7645 per share or US$55.17 per ADS.  On 3 February 2010 the Trustee of the BP Employee Share Ownership Trust purchased such shares or ADSs to satisfy the vesting of these share awards and also sold an appropriate number of these shares to meet the tax applicable on vesting.
Director	Total Shares/ADSs* Vested	Shares/ADSs* Retained After Tax
Dr A B Hayward	147,985 Ordinary Shares	87,311 Ordinary Shares
Mr I Conn	95,697 Ordinary Shares	56,461 Ordinary Shares
Dr B E Grote	17,168 ADS's	10,129 ADS's
Mr A G Inglis	83,859 Ordinary Shares	49,476 Ordinary Shares

* 1 ADS is equivalent to 6 Ordinary Shares

BP p.l.c. was also notified of the vesting of shares under the Medium Term Performance Plan for the performance period 2007-2009.  Mr S Westwell, a person discharging managerial responsibility acquired 86,792 Ordinary Shares on 3 February 2010 at £5.7645 per share and retained 52,075 Ordinary Shares after tax.  The BP Employee Share Ownership trust purchased shares on 3 February 2010 to satisfy the vesting of this share award net of tax.
This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)R.

EXHIBIT 1.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  9 February 2010
BP p.l.c. announces that on 8 February 2010 it transferred to participants in its employee share schemes 71,264 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,868,962,662 ordinary shares in Treasury, and has 18,767,237,174 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 1.7

The Company announces that on 9 February 2010, performance share awards (the Award) were made to the following Executive Directors under the share element of the BP Executive Directors' Incentive Plan (the Plan).
Director

Max number of Ordinary Shares
                                                                        of the Company under Award
Dr A B Hayward                                                               994,739
Mr I C Conn                                                                       656,813
Mr A.G. Inglis                                                                     656,813

Max number of ADSs under Award

Dr B E Grote                                                                     133,649
Mr R Dudley                                                                       96,847
These shares pertain to the 2010-2012 performance period.  The number of shares/ADSs set out above is the maximum number which may vest under the Award.  The actual number of shares/ADSs which vest will depend on the extent to which performance conditions have been satisfied over a three-year period ending 31 December 2012. These performance conditions are consistent with the rules of the Plan, as described in the summary of the Plan set out in the Directors' Remuneration Report which is contained in BP's Annual Report and Accounts 2009.  In addition, each Director will be entitled to additional shares/ADSs representing the value of reinvested dividends on those shares/ADSs which vest.

EXHIBIT 1.8

BP p.l.c. was advised on 10 February 2010 by Computershare Plan Managers that on 10 February 2010 the following Directors of BP p.l.c. and other senior executives (persons discharging managerial responsibilities) acquired in London the number of BP Ordinary Shares (ISIN number GB0007980591) shown opposite their names below at £5.636 per share through participation in the BP ShareMatch UK Plan:-
Directors
Dr A.B. Hayward         59 shares
Mr I.C. Conn                 59 shares
Other Persons Discharging Managerial Responsibilities
Mr R. Bondy                 62 shares
Mr S. Westwell             62 shares
This notice is given in fulfillment of the obligation under DTR 3.1.4(1)(a)R.

EXHIBIT 1.9

BP p.l.c. was notified on 11 February 2010, by Mrs C F Shorten Conn, a connected person of Mr I.C. Conn, a Director of BP p.l.c., that she purchased 30 BP Ordinary shares (ISIN number GB0007980591) on 10 February 2010 at £5.70275 per share.
This notice is given in fulfillment of the obligation under DTR3.1.4 (1)(a)R.

EXHIBIT 2.0

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  12 February 2010
BP p.l.c. announces that on 11 February 2010 it transferred to participants in its employee share schemes 397,691 ordinary shares at a price of 563.60 pence.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,868,564,971 ordinary shares in Treasury, and has 18,767,836,933 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.1

BP p.l.c. was informed on 11 February 2010, by Fidelity Stock Plan Services,
of the vesting of shares under the Medium Term Performance Plan for the performance period 2007-2009.  Mr H L McKay (a person discharging managerial responsibility) acquired 15,624.655 ADSs (ISIN number US0556221044) equivalent to approximately 93,748 ordinary shares and retained 11,433.655 ADSs net of tax, equivalent to 68,602 ordinary shares, on 10 February 2010 at US$52.43 per share.
Ms S Bott (a person discharging managerial responsibility) acquired 7,226.889 BP ADSs (ISIN number US0556221044) equivalent to approximately 43,361 ordinary shares and retained 4,628.889 ADSs net of tax, equivalent to 27,773 ordinary shares, on 10 February 2010 at US$52.43 per share.
This notice is given in fulfillment of the obligation under DTR3.1.4(1)(a)(R)

EXHIBIT 2.2

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  16 February 2010
BP p.l.c. announces that on 15 February 2010 it transferred to participants in its employee share schemes 559,563 ordinary shares at prices between 563.60 pence and 575.30 pence.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,868,005,408 ordinary shares in Treasury, and has 18,768,437,446 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.3

BP p.l.c. was notified on 15 February 2010, by Computershare Plan Managers that on 12 February 2010 Dr B.E. Grote, a Director of BP p.l.c., exercised an option to acquire 13,173 BP ADSs (ISIN number US0556221044) pursuant to the Executive Directors Incentive Plan at $37.76 per ADS, which were exercisable between 17 February 2004 and 17 February 2010. Dr Grote subsequently disposed of the 13,173 ADSs acquired on 12 February 2010 at a price of $54.3616 per ADS.
This notice is given in fulfillment of the obligation under DTR3.1.4R.

EXHIBIT 2.4

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  19 February 2010
BP p.l.c. announces that on 18 February 2010 it transferred to participants in its employee share schemes 20,186 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,867,985,222 ordinary shares in Treasury, and has 18,768,502,974 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.5

BP
p.l.c.
was informed on 22 February 2010, by Computershare Plan Managers, that Mr S. Westwell, a Director of BP p.l.c., acquired 12,011 ordinary shares (ISIN number GB0007980591) on 3 February 2010 at £6.19 per share, pursuant to awards made under the 2007 BP Deferred Annual Bonus Plan.
This notice is given in fulfillment of the obligation under DTR3.1.4R.

EXHIBIT 2.6

BP p.l.c. -  Transaction in Own Shares
BP p.l.c. -  23 February 2010
BP p.l.c. announces that on 22 February 2010 it transferred to participants in its employee share schemes 54,252 ordinary shares at prices between 386.00 pence and 500.00 pence.  These shares were previously held as treasury shares.
Following the above transaction, BP p.l.c. holds 1,867,930,970 ordinary shares in Treasury, and has 18,768,830,478 ordinary shares in issue (excluding Treasury shares).
Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

EXHIBIT 2.7

BP p.l.c. was notified on 24 February 2010, by Fidelity Stock Plan Services LLC, that on 22 February 2010 Mr H L McKay ( a person discharging managerial responsibility) exercised an option to acquire 1,800 BP ADSs (ISIN number US0556221044) equivalent to approximately 10,800 ordinary shares, pursuant to the BP Share Option Plan at $48.938 per ADS, this option had an expiration date of 27 March 2010. Mr McKay subsequently disposed of the 1,800 ADSs acquired on 22 February 2010 at a price of $54.484 per ADS.
This notice is given in fulfillment of the obligation under DTR3.1.4R.

EXHIBIT 2.8

                                                                                                                                        BP p.l.c.
                                                                                   Voting Rights and Capital - Transparency Directive Disclosure
                                                                                                                     London 26 February 2010

Pursuant to Disclosure and Transparency Rule 5.6:-
- The issued share capital of BP p.l.c. comprised 18,769,005,144 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.
- The total number of voting rights in BP p.l.c. is 18,774,087,644. This figure excludes (i) 1,867,930,970 ordinary shares which have been bought back and held in treasury by BP; and (ii) 112,803,287 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.
This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

      SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 01 March 2010

/s/ D. J. PEARL
..............................
D. J. PEARL
Deputy Company Secretary